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                              May 6, 2024

       Yi Hua
       Chief Executive Officer
       Acri Capital Merger Sub I Inc.
       13284 Pond Springs Rd, Ste 405
       Austin, TX 78729

                                                        Re: Acri Capital Merger
Sub I Inc.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted April 8,
2024
                                                            CIK No. 0002013807

       Dear Yi Hua:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4 Submitted April 8, 2024

       Risk Factors, page 21

   1. We note that for the twelve months ended June 30, 2023, one customer accounted for
                                                        100% of your revenue
and for the six months ended December 31, 2023, two customers accounted for 79% and
21% of your total revenues and one supplier accounted for 100%
                                                        of your total
purchases. Please include appropriate risk factor disclosure addressing the risk of reliance on a
few major customers or suppliers to your business, operations and financial condition.
Also, disclose the material terms of your agreements with your major customers and supplier,
including any termination provisions, and file any agreements as exhibits or tell us why
it is not required. Refer to Item 601(b)(10)(ii)(B) of Regulation S-
                                                        K.
 Yi Hua
FirstName
Acri CapitalLastNameYi
             Merger SubHua
                       I Inc.
Comapany
May  6, 2024NameAcri Capital Merger Sub I Inc.
May 6,
Page 2 2024 Page 2
FirstName LastName

Timeline of the Business Combination, page 65

2. We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Revise the disclosure to disclose the potential impact of those securities on non-redeeming shareholders.
Certain Projected Information of Foxx, page 70

3. Please revise to disclose whether the projections are in line with historic operating trends and, if not, address why the change in trends is appropriate or assumptions are reasonable.
         Clearly describe the basis for projecting revenue growth, along with the factors or contingencies that would affect such growth ultimately materializing. Form of Lock-Up Agreements, page 77

4. Please describe the exceptions to your lock-up agreements. Growth Strategies with IoT Cloud Platform, page 134

5. We note that you describe several new product lines under development including, an IoT cloud platform, wearables, health and wellness products, and environmental management solutions. Please revise and enhance your disclosure to clarify the stage of development of each product, product line, or initiative, and provide the expected timeframe for introduction to the market.
Information about Foxx
Expected IoT Product Launches, page 134

6. Please expand your disclosure to discuss each of the IoT product launches in 2024. Revise to include a description of each product and its current stage of development. Please also revise your chart for clarity.
Foxx Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison for the six months ended December 31, 2023 and 2022
Revenues, page 142

7. We note your revenues decreased 94.5% for the six months ended December 31, 2023 compared to the six months ended December 31, 2022. Please expand your discussion to further clarify how your change of business strategy resulted in a significant decrease in the sale of your tablet and mobile phone products. Refer to Item 303(b)(2) of Regulation
         S-K. In addition, given the significant impact to your revenue as a result of this change of business strategy, expand your Overview section on page 141 to explain this change of business strategy.
 Yi Hua
Acri Capital Merger Sub I Inc.
May 6, 2024
Page 3
Notes to Unaudited Consolidated Financial Statements
Note 3 - Basis of presentation and significant accounting policies
Warranty, page F-9

8. Please clarify your disclosure to explain how often you generally provide the additional
       3% of products on top of each customer   s order.
Notes to Financial Statements
Note 11 - Long-term loan, page F-34

9. Provide footnote disclosure to discuss the nature of your Paycheck Protection Program
       (   PPP   ) loan and how you concluded that the loan had been forgiven.
Refer to ASC 405-
       20.
Note 13 - Concentrations of risks, page F-35

10. Provide disclosure to clarify, if true, that all of your revenue is generated to customers in the United States. Refer to ASC 280-10-50-41.a.
Audited Financial Statements of Acri Capital Acquisition Corporation
Notes to Consolidated Financial Statements
Note 10 - Subsequent Events , page F-59

11. Your disclosure states that you made payments on January 12, 2023, February 13, 2024, and March 13, 2024 which enabled you to extend the period of time to consummate the initial Business Combination to April 14, 2023. Please advise or revise accordingly if this extended date is correct.
       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you
have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Crispino at 202-551-3456 with any other questions.



                                                              Sincerely,
FirstName LastNameYi Hua
                                                              Division of
Corporation Finance
Comapany NameAcri Capital Merger Sub I Inc.
                                                              Office of
Technology
May 6, 2024 Page 3
cc:       Yi Liu
FirstName LastName